Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: OCI N.V.

Subject Companies: OCI N.V.; CF Industries Holdings, Inc.

Form S-4 File Number: [●]

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address certain plans, activities or events which OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving OCI, the new holding company and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the risk that access to financing, including for refinancing of indebtedness of the new holdings company or CF, may not be available on a timely basis and on reasonable terms; the outcome of pending or potential litigation or governmental investigations; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase the new holding company’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in the new holding company being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by OCI, the new holding company or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) up to the date hereof, which are available at the SEC’s website http://www.sec.gov.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither OCI, the new holding company, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transactions, the new holding company will file with the SEC a registration statement on Form S-4 that will include as prospectuses a shareholder circular of OCI and a preliminary proxy statement of CF. After the registration statement has been declared effective by the SEC, the shareholder circular/prospectus will be mailed to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You

may obtain a copy of the shareholder circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, the new holding company and CF with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550. Copies of the shareholder circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.

Participants in the Solicitation

OCI, the new holding company, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus/shareholder circular when it is filed with the SEC. You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015. You can obtain free copies of these documents from OCI or CF using the contact information above.

OCI N.V.

Moderator: Nassef Sawiris

August 6, 2015

14:30 GMT

OPERATOR:	This is conference #: 7228630.

Thank you for standing by, and welcome to the OCI N.V. Update call.

At this time, all participants are on a listen-only mode. There’ll be a presentation followed by a question-and-answer session. At which time, if you would like to ask a question, you will need to press star one on your telephone keypad. I must also advise the conference is being recorded today, Thursday, the 6th of August 2015.

And I will now hand it over to your speaker today, Mr. Nassef Sawiris. Please go ahead.

Nassef Sawiris:	Hello, everyone, and thank you for joining us on the conference call to discuss the combination transaction with CF Industries we announced this morning.

This morning we announced the transformation transaction involving the combination of OCI’s North American, and European and Global Distribution businesses with CF Industries’ global asset in a transaction valued that’s a combination of shares and debt equal to around $8 billion. Before I discuss the highlights of this transaction, I would like to thank Tony Will, the CEO of CF and his team who has worked tirelessly with us to accomplish what we believe is a landmark transaction for both companies.

I believe that the combination will create significant value to our collective shareholders. The level of collaboration throughout the process bodes well for the realization of the expected synergies and future cooperation on multiple levels. We believe that the strong leadership that exists in the CF management team will be integral to the growth of the combined business and provide a great working environment for our employees.

I would also like to thank my core management team, they’re all sleeping now because they had all night to finish the last details, for their commitment and dedication throughout the process. I would also want to highlight the efforts of our advisors, Mike Zaoui and Yoel Zaoui from Zaoui & Co., Serge Mouracade from Zaoui & Co., in addition to J.P. Morgan and Bank of America Merrill for their support. And I have to highlight the extensive support and help of our legal advisors we got from the Cleary Gottlieb team led by Bob Davis.

So following – going back to the transaction, following our recent successful demerger of the construction business, we are pleased to announce this transformation combination which allows our shareholders to participate in the emergence of a new global leader in the nitrogen space. I would first like to discuss the key rationale for the post transaction as well as the strategy for the ongoing business that will remain with OCI N.V. I will then hand over to Salman to provide some color on the financial details of the transaction and the company’s post transaction.

The company – the proposed transaction is to combine our U.S. and European companies and our global trading platform with all of CF’s assets in a U.K. plc. The new CF PLC will be listed on the New York Stock Exchange and will be part of the S&P 500. We will contribute the Dutch holding companies owning OCI Nitrogen, Iowa Fertilizers, our GP share of OCI Partners and our global trading operations, those assets will be contributed into the new CF PLC.

The CF will also acquire 45 percent of Natgasoline and will have an option to acquire the remaining interest in that company. OCI N.V. will retain our Egyptian assets namely, EFC and EBIC, Sorfert in Algeria, and the 55 percent stake in Natgasoline. We believe our shareholders will benefit in this proposed combination in many ways. The combination will create the new global leader in the nitrogen-fertilizer industry by market cap and production capacity and with a significant liquidity in an attractive spot.

We were also impressed by CF’s track record and the management’s track record in disciplined capital allocation and the return of capital to the shareholders. So the OCI shareholders will participate directly in the significant upside and value creation resulting from the expected run-rate synergies of over $500 million per annum through direct ownership in the combined entity as well as participating in an unprecedented capacity growth of the combined entity—approximately 65 percent additions of production is coming on line in the next 24 months.

OCI itself will remain the platform for future growth and value creation. This transaction will allow our management to focus on finding solutions to enhance capacity utilization on our Egyptian plants in particular and to ensure that we maximize the value of our remaining assets.

We will also focus on evaluating new investment opportunities and creating new value for our shareholders. To this end, we expect to have a strong balance sheet post transaction to support any new investments. I think it is fair to say that over the past 15 years, we have delivered quite attractive returns to our shareholders through investments and value-accretive businesses with an IRR in excess of 40 percent since our IPO in 1999.

It is important to know that key members of OCI management team will continue to drive the company’s strategies throughout the next phase of growth and value creation.

In terms of accepting maximum value of our existing assets, we are optimistic about the prospects for our Egyptian plants, EFC and EBIC, where we are focusing on improving capacity utilization levels. The arrival of the first LNG vessel in Egypt has already made the investments and this week it was announced that the second vessel, regasification facility, will arrive in Egypt by the end of September. And there had been positive announcements by Oil & Gas Majors on the development of the natural gas industry and significant finds announced in recent months.

Our Algerian partnership with Sonatrach and Sorfert has been running extremely well, and we expect performance to further improve as the plant continues to operate to its full potential.

We are making good progress on the construction of Natgasoline, a methanol production complex under construction in Beaumont. The plant is on track for completion by mid-2017. As part of the deal, the new CF will acquire 40 percent of Natgasoline as part – 45 percent of Natgasoline as part of the transaction.

I will now hand over to Salman to provide some of the financial highlights of this transaction.

Salman Khalid Butt:	Thank you, Nassef, and thank you all for joining us. Let me provide you with the financial highlights of the proposed transaction.

The transaction is valued at approximately $8 billion. The consideration is broken down into 25.6 percent shares in the new combined entity and approximately $1.2 billion in a mix of cash or shares, plus assumption of $1.95 billion in operating company debts. Upon completion of the transaction, which we expect to happen in 2016, we intend to distribute more than 80 percent of the share consideration received to the shareholders through a debt reduction of capital.

At the OCI N.V. Holding company level, we expect to settle all our revolver debt and convertible bond, which I’ll give you details in a minute, either upon closing or soon after closing. As for the EUR339 million convertible bond outstanding at the holding company level, advisors have determined that in accordance with the terms of the convertible, transaction requires that it should transfer to and become convertible into the shares of the new CF, and an independent financial advisor will determine the new conversion share price into new CF shares near to the closing of the transaction to facilitate the transfer, with all other features of the convertible expected to remain unchanged.

In addition to the above, we expect to retain around 2 percent of the new CF shares as marketable securities at the holding company level to strengthen the balance sheet and retain financial strength for future investments. The remaining consolidated net debt will be low, and we expect a robust and financially strong company post transaction to support a new round of investment.

With this, I open the floor for questions.

Operator:	Thank you. If you would now like to ask a question, please star one on your telephone keypad and wait for your name to be announced. If you would like to cancel your request, please press the hash key. Star and one, if you would like to ask a question.

Now, your first question today comes from Neeraj Kumar from J.P. Morgan. Please ask your question.

Neeraj Kumar:	Hi, guys. Thanks a lot for the presentation and call. I have two questions if I may please. Firstly, could you please comment on the entity of regulatory challenges associated with the transaction? Secondly, apart from the Natgasoline project, now your key assets will be in Africa, like in Egypt or in Algeria, so do you have any plans to move back your listing from Netherlands back to Egypt? And thirdly, why – I didn’t get it, like, why did you leave the bio-methanol in the transaction? Any particular reason? Thank you.

Nassef Sawiris:	So first, on the antitrust, we do not expect any issues with the antitrust on that transaction. It’s a global commodity. Similar outcomes have been dealt with in the recent Mosaic transaction. So we believe that being a global commodity with vast volumes of trade travelling, crossing the oceans, the price of the commodity is clearly determined by – in the case of urea, for example – by Chinese exports and the freight logistics determines the various pricing in various locations.

The assets that we keep in Egypt and Algeria will continue to be part of the listed entity in Amsterdam. And we believe that that platform is an excellent growth platform, and we intend to maintain our listing and develop from there our new investments and our new growth initiatives.

On bio-methanol, bio-methanol has just been acquired and the intention is to start using bio-methanol to create attractive markets for future supply coming out of Natgasoline, and will possibly be part of any-the final outcome of Natgasoline’s future integration in the CF Industries as CF will see fit in three years.

So I hope I’ve answered your questions.

Neeraj Kumar:	Yes. Thank you very much.

Operator:	Thank you. Your next question comes from Frank Claassen from Rabobank. Please ask your question.

Frank Claassen:	Yes. Good afternoon or good morning to you. I’ve got a question on Natgasoline. Looking through the price you receive for your stake, it seems to me a bit low, given probably the full CapEx value of Natgasoline, it’ll probably be more than 1.5 billion. So my question is, yes, who will pay for the CapEx for the coming two years? And how will you determine the price – the final price you’ll receive once Natgasoline will be finished?

Nassef Sawiris:	Natgasoline has two components. One is an equity portion of which we are contributing, prior to this transaction, approximately $600 million and what is being discussed is the equity portion. Obviously, there will be debt financing and that is not part of the consideration. It will be third party debt financing. So the consideration is for 45 percent of the equity of Natgasoline.

Frank Claassen:	So have you already given an indication how much roughly the debt financing could or should be given the CapEx value of Natgasoline?

Nassef Sawiris:	Yes. It will be the delta to the investment costs. We announced that in the coming future, this will include additional contingencies for the cost.

Frank Claassen:	And if I understand correctly, you will be responsible for the finalization of Natgasoline, and then in the end – yes, how will you determine the price that you receive once it’s finished?

Nassef Sawiris:	So the call option that CF has as part of this transaction, it starts with the entry point on closing that is valued, so the amount that’s indicated for that 45 percent and there is an escalator of 10 percent per annum over a period of three years. So if it’s exercised in three years, it will be a 30 percent premium to the initial transaction entry point for the 45 percent.

Frank Claassen:	OK. And have you already disclosed how much, you know, the final – the CapEx value for Natgasoline will be or is that still, yes, not fully clear yet?

Nassef Sawiris:	No. I think with the contingency and all that, the intention is to add debt in the neighborhood of $1.2 billion to $1.4 billion on top of the $600 million equity infusion that is already taking place.

Frank Claassen:	Yes. All right. Thank you very much.

Operator:	Once again, if you would like to ask a question, please press star one on your telephone keypad and wait for your name to be announced.

Your next question comes from Sagar Kumar from HSBC. Please ask your question.

Sagar Kumar:	Hi. This is Sagar from HSBC. Thank you for the opportunity to ask you a question. My question basically is on OCI N.V.’s future. You have briefly commented basically, two points, saying that you have a very strong balance sheet and the net debt is going to be low, and the second is that you would be focusing on improving utilization Egyptian plans. I mean the way I understand it, Egyptian plants are basically gas driven, so if you have more gas, you will have more capacity. So I mean, given the strong balance sheet, what is the mindset of the management? What areas are they looking to invest in? Will you be investing in Egypt or will you be investing outside of Egypt?

Nassef Sawiris:	I think having just focused on making that transaction work right now, I think it’s quite early. But let me give you an idea about our track record. Post IPO, we expanded our cement business and we participated in creating value for our shareholders through the creation of a leader in the industry. We felt that our European and U.S. assets have the best possible home and the best possible outcomes in that particular combination. And again, crystallizing value for our shareholders.

The next wave of growth, we have a lot of ideas that are currently will be analyzed. But as you expect, this has been a very intense process and has taken a lot of our time, and we will define those plans probably from now until closing, and we’ll start implementing them after closing which is expected in the early part of 2016.

Sagar Kumar:	OK. Thank you.

Operator:	Thank you. And your next question comes from (Edwin Van Der Schoot) from the Telegraaf. Please your question.

(Edwin Van Der Schoot):	Yes. Good morning, gentlemen. Thanks very much for your time. I have a short question on the Delfzijl plant or BioMCN. What are your plans for that? Because if I read the press release, it says it’s still part of the – the remaining part of the OCI Group based in Amsterdam. But I believe that you mentioned in the conference call just a couple minutes ago that it’s actually a part possibly of the Natgasoline transaction. So maybe you can clarify that for me.

And the other question I have is – did I understand correctly that you want to redistribute 80 percent of the transaction profits to the shareholders?

Nassef Sawiris:	First on BioMCN, the plant was just handed over to us. Bio-methanol is a product that is gaining a lot of popularity in Europe where methanol is being used for direct application. We think there is a huge potential for the future for the Natgasoline project to export any capacity that becomes in excess of the U.S. market needs. So maintaining that platform is important at this stage until Natgasoline’s future is determined once it’s up and running. But for the meantime, the focus is on to grow European bio-methanol and bio-fuels market. That is one of the reasons that this entity is still in scope.

The distribution of the shares, the new CF shares will result in the key shareholders and all the shareholders of OCI directly participating in the growth prospect of the new CF. So every OCI shareholder will get a significant part of value creation by owning directly the CF shareholders that we intend to distribute after closing.

(Edwin Van Der Schoot):	All right. Thank you very much.

Operator:	Thank you. Your next question comes from Karim Sawabini from Moon Capital. Please ask your question.

Karim Sawabini:	Hi, Nassef. Congratulations on the deal.

Nassef Sawiris:	Hi.

Karim Sawabini:	First question just regarding specifically OCI Partners, how should we think about that within the context of this acquisition – with this merger?

Nassef Sawiris:	I think there is two – what happens to OCI Partners is that 80 percent owned, or the GP portion of OCIP, is going to end up in, what we think, the strongest gas monetizer in the world, so it’s going to be managed and run by the new CF. That will probably have a positive impact on OCIP. The ammonia that is produced in OCIP which is a significant part of OCIP’s cash flow will have additional distribution capabilities through the CF network.

So the OCI Partners who are part – the shareholders of OCIP stand to benefit from the enhanced capabilities of the new owner of the 80 percent that was partly owned by OCI N.V. and benefit from that distribution capability. In addition to that, CF has demonstrated excellent capabilities in natural gas hedging, natural gas procurement, and those attributes will also create value for all of OCIP shareholders.

Karim Sawabini:	But OCIP will still remain independently listed or will it be effectively merged?

Nassef Sawiris:	Yes. As an MLP, it will remain independently listed. What is part of this transaction is approximately 80 percent—the Dutch holding company of the 80 percent held by OCI N.V.

Karim Sawabini:	And just final question on that is how do we think about the dropdown? I mean, there was always the belief that the dropdown of Natgasoline to OCIP will create significant value. Do we still have that thesis play out even under the ownership or joint ownership between the two groups?

Nassef Sawiris:	I think it’s too early to determine anything post closing and that will be a decision that will probably have to be taken by the new company management post closing.

Karim Sawabini:	OK. Thank you.

Operator:	Thank you. And your next question comes from Xavier Auvergnat from Kepler Cheuvreux. Please ask your question.

Xavier Auvergnat:	Good afternoon, gentlemen. First question, do OCI shareholders will have to vote at an EGM to approve the merger? And if yes, when do you expect it to take place? And the second one would be more general question, why did you not entirely merge OCI into CF Industries or create a new world group instead of deciding on splitting some business into different companies? Thank you.

Nassef Sawiris:	On the EGM, the date for the EGM will be determined in due course. The major shareholders in OCI N.V. have indicated their support for the transaction whether it’s from the Sawiris family or other key shareholders, the other major shareholders and some of them will be represented on the new board.

What was your other question? The reason for the scope of the transaction is that primarily the maximum synergies between the two companies exist in the two continents where they are operating. So CF operates also the GrowHow acquisition in the U.K. and in North America. We would have a single plant in the U.S. without any distribution backup, so the combination creates a lot of value for our single plant in the U.S. to be part of a network. And vice versa, the U.K. GrowHow asset will integrate very well with the larger, almost double the size and double the revenue facilities that we have in Holland.

The facilities we have in North Africa would have had very little synergies to contribute to the combined entity, and hence, the joint decision was that we are combining the European and the U.S. assets.

I think one of the things that made the transaction difficult to negotiate and achieve these results is that CF has a very strong history of being very keen on value creations through reducing the number of shares, and the transaction creates the right size for OCI shareholders to have a stake in the combined entity.

Xavier Auvergnat:	Thank you very much.

Operator:	Thank you. We have no further questions at this time.

Nassef Sawiris:	Thank you very much.

Salman Khalid Butt:	Thank you.

Nassef Sawiris:	Thank you.

Operator:	Thank you. That concludes our conference for today. Thank you all for participating. You may now disconnect.

END